Exhibit 99.1

Theratechnologies Announces Amendment to its Term Loan Facility With Affiliates of Marathon Asset Management

Amendment Withdraws the Condition to File HFS Report to the FDA to Access the US$20 Million Second Tranche

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Canada – February 28, 2023 – Theratechnologies Inc. (“Theratechnologies”, the “Company”, or “we”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has entered into a first amendment to its credit agreement dated July 20, 2022 (the “Credit Facility”) with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”).

The Company and Marathon agreed to amend the terms of the Credit Facility by removing the condition related to the submission to the FDA of its human factors validation study (“HFS”) related to EGRIFTA SV® in order to access a US$20 million second tranche of the Credit Facility, and by allowing the inclusion of a going concern note in the auditor’s report to shareholders for the fiscal year ended November 30, 2022 without triggering an event of default.

The amendment was entered into in consideration of the issuance of an aggregate of 5,000,000 common share purchase warrants (the “Warrants”) to Marathon. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of US$ 1.45 per share (the “Exercise Price”) until February 27, 2030. The Exercise Price of the Warrants was calculated based on the volume weighted average price of the Company’s common shares on the Nasdaq over the 30trading days for the Company’s common shares immediately preceding the date of issuance of the Warrants, plus a 50% premium. The exercise of the Warrants may be made by paying the Exercise Price in cash or by way of a cashless exercise. The Warrants are not listed. They are transferable only to affiliates of Marathon or to other potential lenders under the terms of the Credit Facility and their affiliates. The Company has relied on the exemption of Section 602.1 of the Toronto Stock Exchange Company Manual to proceed with the issuance of the Warrants.

The Company’s access to the second tranche of US$20 million remains subject to compliance with all of the other conditions set forth in the Credit Facility, including achieving net revenues of at least US$75,000,000 in the preceding 12 months prior to the disbursement of the second tranche and the absence of any event of default under the Credit Facility. The Credit Facility provides that the second tranche must be used to repay all of the outstanding US$27.5 million convertible notes of the Company due June 30, 2023.

“We are very pleased that Marathon accepted to amend the Credit Facility to allow us to access the second tranche without requiring the filing to the FDA of the HFS related to EGRIFTA SV®. Having reached this agreement with Marathon at this stage speaks to the very good work the team has made thus far on the advancement of the HFS”, said Paul Lévesque, President and CEO, Theratechnologies.

As previously announced, the FDA required the Company to conduct a HFS following our submission to the FDA in March 2021 of a change being effected (“CBE”) supplement to the Instructions For Use (“IFU”) included in the EGRIFTA SV® product labeling after we received complaints from patients relating to the reconstitution of EGRIFTA SV®. The Company implemented the changes to its IFU per the timelines set forth in the regulation. The FDA subsequently responded to our CBE supplement with a complete response letter asking us to carry out a HFS to ensure that patients reconstitute EGRIFTA SV® in the proper manner. We have until September 15, 2023, to resubmit a CBE supplement in response to the letter issued by the FDA. The first part of the HFS, the formative study, has now been completed and the Company filed its proposed HFS protocol with the FDA for its review prior to initiating the summative study. The Corporation has not yet received a response from the FDA on its proposed HFS protocol.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A copy of the Credit Facility is available on both SEDAR and EDGAR at the addresses set forth above.

About Marathon Asset Management

Marathon is a global credit manager with approximately $20 billion in assets under management as of November 30, 2022. The firm was formed in 1998 by Chairman & CEO Bruce Richards and CIO Louis Hanover. With offices in New York City, Miami, Los Angeles, London, Luxembourg, and Tokyo the firm has approximately 173 employees worldwide. Marathon deploys capital in the public and private credit markets, corporate loans and bonds, emerging market debt and structured credit markets, including real estate and asset-based lending.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the availability of the US$20 million second tranche under the Credit Facility, compliance with the terms of the Credit Facility and the advancement of the HFS.

Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the Company will meet all of the terms and conditions of the Credit Facility to draw down on the US$20 million second tranche; sales of EGRIFTA SV® and Trogarzo® in the United States will continue increasing over time; the Company’s commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or be issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; the FDA will approve the CBE supplement related to the HFS for EGRIFTA SV®.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance by the Company with the terms and conditions of the Credit Facility, including meeting revenue targets and the liquidity covenant; the occurrence of an event of default under the Credit Facility which would trigger an increase in interest rate of 300 basis points and, at the discretion of Marathon, the accelerated reimbursement of any outstanding amounts drawn under the Credit Facility; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s ability to complete and obtain approval from the FDA for its HFS related to EGRIFTA SV®; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 23, 2022, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 24, 2022, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor Contact:

Elif McDonald

Senior Director, Investor Relations

ir@theratech.com

438-315-8563

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